EXHIBIT 99.1

Equinor ASA: Ex dividend 4q22

From 11 May 2023, the shares in Equinor (OSE: EQNR; NYSE: EQNR) will be traded ex dividend USD 0.90 (ordinary dividend of USD 0.30 and extraordinary dividend of USD 0.60).

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act